Exhibit 23.2

CONSENT OF INDEPENDENT AUDITORS

The Board of Directors

Seaspan Corporation

We consent to the use of our report dated February 16, 2018, with respect to the consolidated balance sheets of Greater China Intermodal Investments LLC as of December 31, 2017 and 2016, and the related consolidated statements of net income and comprehensive income, members’ equity, and cash flows for each of the years in the three year period ended December 31, 2017, and the related notes incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Chartered Professional Accountants

June 15, 2018

Vancouver, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a

Swiss entity. KPMG Canada provides services to KPMG LLP.